COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

January 15, 2021

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Preliminary Proxy Statement

Columbia Funds Variable Series Trust II (the “Registrant”)

File No. 811-22127

Dear Mr. Cowan:

The Board of Trustees of the Registrant has approved the liquidation of CTIVP® – Los Angeles Capital Large Cap Growth Fund (the “Fund”), a series of the Registrant. Shares of the Fund are owned of record by, among other shareholders, sub-accounts of RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York (collectively, the “Participating Insurance Companies”) established to fund benefits under variable annuity contracts and/or variable life insurance policies (“Contracts”) issued by the Participating Insurance Companies. The Participating Insurance Companies are affiliated with the Fund’s investment manager, Columbia Management Investment Advisers, LLC.

In connection with the Fund’s liquidation, the Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider approval of a transaction that will result in the substitution of shares of Columbia Variable Portfolio – Government Money Market Fund, another series of the Registrant, for shares of the Fund owned of record by the Participating Insurance Companies established to fund benefits under Contracts issued by the Participating Insurance Companies.

If you have any questions regarding this filing, please contact me at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Secretary, Senior Vice President and Chief Legal Officer

Columbia Funds Variable Series Trust II